December 4, 2017

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Tim Buchmiller
Geoff Kruczek
Gary Newberry
Kevin Kuhar
Amanda Ravitz

Re:	Quanterix Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-221475

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, we wish to advise you that between November 27, 2017 and the date hereof we effected the distribution of approximately 2,650 copies of the Company’s Preliminary Prospectus dated November 27, 2017 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:05 p.m., Washington, D.C. time, on December 6, 2017, or as soon thereafter as practicable.

[Signatures follow.]

Very truly yours,

J.P. MORGAN SECURITIES LLC,
LEERINK PARTNERS LLC
COWEN AND COMPANY LLC
As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Vice President

LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name:	John I. Fitzgerald, Esq.
Title:	Managing Director

COWEN AND COMPANY LLC

By:	/s/ Michael Campbell
Name:	Michael Campbell
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]